EXHIBIT 99.2 Media Release

Rio Tinto to acquire Chilean exploration assets and enter joint venture with Codelco
01 August 2023

Rio Tinto has agreed to purchase PanAmerican Silver’s stake in Agua de la Falda S.A. (“Agua de la Falda”), a company with exploration tenements in Chile’s prospective Atacama region, and to enter a joint venture with Corporación Nacional del Cobre de Chile (“Codelco”) to explore and potentially develop Agua de la Falda's assets.

Under the agreement, Rio Tinto will acquire PanAmerican Silver’s 57.74% operating stake in Agua de la Falda for $45 million and the grant of net smelter returns royalties. Rio Tinto will also acquire 100% of nearby concessions known as the Meridian Property for $550,000 and the grant of net smelter returns royalties.

Codelco, which is the world’s largest copper producer and is owned by the Chilean State, holds the remaining 42.26% of Agua de la Falda.

Rio Tinto Chief Executive Jakob Stausholm said “Copper is critical for the global energy transition, which is at the heart of Rio Tinto’s strategy, and Chile is one of the most important sources of world supply as demand for copper in renewables and electrification grows.

“Partnerships are essential to find better ways to provide materials the world needs, and we are pleased we can bring our global exploration capability to a joint venture that will be able to access Codelco’s strong local presence and industry expertise.

“Although this is an early-stage exploration project, we are very excited to be actively exploring in Chile in partnership with Codelco.”

Codelco Chairman Maximo Pacheco said “Codelco welcomes Rio Tinto in Agua de la Falda. This is a remarkable opportunity to put two leading mining companies to work together, leveraging the combined experiences, strengths, and capabilities of each organisation. By joining forces, we can enhance our exploration and development efforts for a highly promising asset.

“Public-private partnerships have proven to be successful for Codelco and Chile for many years, and we are convinced that this is a compelling alternative to move a project forward and to complement the significant exploration and project portfolio being developed exclusively by Codelco.”

The joint venture builds on an underground mining collaboration agreement between Rio Tinto and Codelco signed on 12 October 2022, aimed at encouraging innovations and technology to improve safety, productivity and environmental, social and governance (ESG) outcomes.

Agua de la Falda has previously been explored for precious metals with minimal modern exploration for copper. Analysis by Rio Tinto Exploration indicates it is prospective for new copper discoveries, which will now be the focus of the joint venture.

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